PL CAPITAL TO VOTE AGAINST THE ASTORIA FINANCIAL STOCK INCENTIVE PLAN; ENCOURAGE OTHERS TO DO SAME

NEW YORK, April 20, 2005 (PR NEWSWIRE) – PL Capital, LLC announced today that it intends to vote against proposal number 2, the 2005 Re-designated, Amended and Restated Stock Incentive Plan for Officers and Employees of Astoria Financial Corporation to be voted on at Astoria Financial Corporation’s (NYSE: AF) annual shareholders’ meeting scheduled to be held on May 18, 2005. PL Capital is distributing to shareholders of Astoria Financial Corporation the following letter urging shareholders to vote against the 2005 stock incentive plan.

Dear Fellow Astoria Financial Shareholder:

Like you, we are shareholders of Astoria Financial (Astoria). Our firm beneficially owns 766,950 shares as of April 19, 2005. We are urgently seeking your assistance to defeat Astoria’s attempt to award themselves up to 5.25 million shares of Astoria stock, as detailed in Proposal No. 2 in Astoria’s April 11, 2005 proxy statement. As disclosed in the proxy statement, at the current market price, shareholders will suffer dilution of up to $130 million if the plan is approved.

In our opinion, this is not an issue of company performance or management’s qualifications. This is simply a case of excessive and unnecessary shareholder dilution for a management team that is already more than adequately compensated.

We believe Astoria management does not need this additional plan. Previous plans have been very generous and there are still significant options and shares available today.

As you may recall, Astoria went public in 1993. Since that time, Astoria management, directors and employees have been the beneficiaries of numerous benefit plans, as follows: (Note: All share and per share amounts in this letter are restated to reflect the various stock splits since 1993):

•	1993 Recognition and Retention Plan (RRP): Five percent of the IPO stock was given for free to management, directors and employees (3.967 million shares purchased by Astoria at a cost of $19.1 million in 1993, with a current value of $100 million at the recent price of $25.00/share);

•	1993 Employee Stock Ownership Plan (ESOP): Ten percent of the IPO stock was purchased by the ESOP trust to be allocated to officers and employees over time (a total of 7.927 million shares were purchased by the ESOP trust at a cost of $33.03 million in 1993; as of December 31, 2004 the ESOP trust now holds 11.284 million shares with a current market value of $282 million, including over 6.8 million unallocated shares with a current market value of $170 million which are still available for future allocation to Astoria’s management and employees (please note that the unallocated ESOP shares would be fully allocated and vested upon a change in control, a potential future benefit of $238 million if Astoria was to be taken over at $35.00/share);

•	1993 Incentive Option Plan: 6.21 million options, approximately eight percent of the original IPO offering; the vast majority of these shares were granted in 1993 at an exercise price of $4.17/share;

•	1993 Directors Option Plan: 1.724 million options, approximately two percent of the original IPO offering; the vast majority of these shares were granted in 1993 at an exercise price of $4.17/share;

•	1996 Officer Option Plan: 2.85 million options;

•	1996 Directors Option Plan: 360 thousand options;

•	1999 Officer Option Plan: 7.50 million options;

•	1999 Directors Option Plan: 525 thousand options; as of 3/25/05 there are still 183,000 options available to be granted;

•	2003 Stock Option Plan: 4.875 million options; as of 3/25/05 there are still 1.487 million options available to be granted;

•	Astoria Federal Pension Plan: Despite having significant ESOP, RRP and 401(k) plans, Astoria also has a non-contributory defined benefit pension plan; under this plan, for example, CEO George Engelke will receive an annual retirement benefit of at least $500,000 (ten year certain and continuous annuity); note that since this amount is in excess of IRS limits, Astoria adopted a Supplemental Plan that allowed them to exceed the IRS limits and transfer additional benefits to Mr. Engelke and the other highly compensated officers and employees.

In the aggregate, these plans have made available to Astoria’s management, directors and employees approximately 40 million shares. That amount represents 37% of the current outstanding shares of Astoria.

Under these existing plans, of the 40 million shares (and options to acquire shares), there is a significant amount of future value available. Specifically, there are still 1.67 million options available for future grants, 6.8 million unallocated shares remaining in the ESOP as well as 10.922 million outstanding options which have not been exercised.

The 10.922 million options outstanding at December 31, 2004 (at an average exercise price of $19.02), represent 10% of Astoria’s shares outstanding. Of this total, 4.2 million options are exercisable (at an average exercise price of $14.85) and 6.7 million options are unexercisable (at an average exercise price of $21.61). The unexercisable options will vest over time. This means that the holders of these currently unexercisable options have a significant incentive to stay at Astoria and shareholders do not need to further add to their compensation to “get them to stay.” If Astoria were to be taken over (or if the trading price rose over time) to $35.00/share, the existing outstanding 10.922 million options would have a value of $175 million. Plus, there is an additional 1.67 million options available to be granted (an additional 1.5% dilution to shareholders).

Clearly, in our view, the existing benefit packages are already generous enough, not just in the aggregate, but for individual executives as well. For example, CEO George Engelke was paid $1.0 million in salary and a $1.05 million bonus in 2004. Since 1993, he has been paid $8.7 million in salary and $5.0 million in bonuses. Under the 1993 RRP Plan, Mr. Engelke was given, at no cost to him, 793,500 shares, which had a market value in 1993 of $3.3 million, and (to the extent still held), have a current market value of $20 million. Since 1993, Mr. Engelke has also been granted 4.087 million options at an average exercise price of $13.24, which to the extent still held, would be worth $48 million at recent market prices. He has exercised 1.428 million shares which had a realized value of $19.4 million (as of the date exercised). He still holds 2.637 million unexercised options with a total unrealized value of $22 million as of December 31, 2004. If Astoria were to be taken over (or if the trading price rose over time) to $35.00/share, his existing outstanding 2.637 million options would have a value of $44 million. How much more incentive does he need to perform for shareholders?

Since our firm’s inception, we have never engaged in a campaign to defeat a compensation and benefits proposal, but in this instance we feel it is imperative to defeat Proposal No. 2. When previous and existing plans are considered, there is absolutely no need for this plan.

Please vote AGAINST Proposal No. 2 on Astoria’s proxy card that you should have received from the Company. If you have already voted, you have every legal right to change your vote. Please contact your bank or broker and instruct him/her to vote AGAINST Proposal No. 2. If you still have a copy of the Voting Instruction Form sent to you by your bank or broker, you can change your vote by calling the toll-free number located on the form or you can change your vote by using the internet instructions. If you have any questions on how to vote your shares or how to change your vote, please contact your bank or broker. For any other questions, please call D.F. King & Co., Inc. at 888-628-8208.

Please also feel free to contact either one of us at the contact numbers and addresses noted below. We need your vote AGAINST Proposal No. 2.

Sincerely,

Richard Lashley, Principal	John Palmer, Principal

PL Capital, LLC	PL Capital, LLC
466 Southern Blvd	20 East Jefferson Avenue
Adams Bldg	Suite 22
Chatham, NJ 07928	Naperville, IL 60540
973-360-1666	630-848-1340
###-##-#### (fax)	630-848-1342 (fax)
bankfund@aol.com	palmersail@aol.com

Contact:	Richard H. Grubaugh
D.F. King & Co., Inc.
212-493-6950

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